December 8, 2005



Office of the Chief Counsel
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Alanco Technologies, Inc. ("Alanco" or "Company")
         Preliminary Proxy Statement on Schedule 14A filed November 28, 2005 File No. 0-09347

To Whom It May Concern:

Alanco received a comment letter, dated December 6, 2005, pertaining to a review by the SEC of the above referenced Preliminary Proxy Statement filing. The comment letter focused primarily on the proposal in the Proxy Statement to authorize, only if necessary, a reverse split of the Company's Class A Common Stock. Comments were also made with respect to disclosure controls and procedures required pursuant to Rule 15d-15 under the Exchange Act and Item 307 of Regulation S-B.

We have filed an amended Preliminary Proxy Statement modifying our disclosures as requested. We are also providing you with four (4) marked copies of that filing as an attachment to this cover letter.

Presented below are the SEC comments specified in the December 6, 2005 letter and, in italics, the Company's response or proposal to resolve deficiencies noted:

Preliminary Proxy Statement on Schedule 14A

Proposal No. 4, page 13

    1. Please advise us how you have complied with Arizona law with respect to your proposed treatment of any fractional shares upon a reverse stock split.

         Comment - The Company has modified the Preliminary Proxy Statement to indicate the alternatives under Arizona law and the intent of the Company's Board of Directors to make the appropriate determination relative to fractional shares, if and when the reverse stock split is effected. See page No.14 of the Amended Preliminary Proxy filing.



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    2.   We note your disclosure that the purpose of the reverse stock split is to increase the trading price of your common stock in order to meet listing standards. Please disclose the trading volume and the price of your common stock as of a recent date.

         Comment - Current stock price and trading volumes are presented on page 14.

    3. We note that a reverse stock split will result in an increase in your authorized shares of common stock. Please provide a table illustrating the effect on the number of authorized shares of common stock available for issuance as a result of your reverse split over the range of ratios you are seeking approval for.

         Comment - The reverse stock split will not increase the Company's authorized shares of Class A Common Stock. However, it will increase the authorized shares available for issuance as a result of the reverse split. We have provided a table illustrating that effect on pages 15 of the amended Preliminary Proxy filing..

    4. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

         Comment - We do not have any such plans and that has been disclosed on Page 15 of the amended Preliminary Proxy filing.

    5. In light of the increase in available capital as a result of your reverse stock split, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

         Comment - The Company has no anti-takeover mechanisms present in our governing documents that would be enhanced by an increase in the number of authorized shares available for issuance. See Page 16 of the current Preliminary Proxy filing for a discussion of anti-takeover implications of a reverse stock split.


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Form 10-KSB for the year ended June 30, 2005

    6. It does not appear that your disclosure with respect to your disclosure controls and procedures conforms to the requirement of Rule 15d-15 under the Exchange Act and Item 307 of Regulation S-B. We note your discussion of "various evaluations" of your disclosure controls and procedures in which your officers "believed (such) controls and procedures (to be) effective" but only to the extent of "ensur(ing) that (you are) able to collect, process and disclose the information
         (you) are required to disclose." Pursuant to Rule 15d-15(b) and Item 307, your officers must perform an evaluation of your disclosure controls and procedures as of the end of each fiscal quarter. In addition, your officers must determine whether such disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Accordingly, please advise us if and/or whether your officers determined your disclosure controls and procedures, as defined pursuant to Rule 15d-15(e), are effective as of June 30, 2005 and September 30, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.

         Comment - Alanco Management has reviewed your comments relative to Rule 15d-15 under the Exchange Act and Item 307 of Regulation S-B and has determined our disclosure controls and procedures, as defined, are effective as of June 30, 2005 and September 30, 2005. In addition, we will consider your comment in preparing future periodic reports.

    7. We note that your definition for internal controls differ from the definition for internal control over financial reporting that is set forth in Rule 15d-15(f) under the Exchange Act. Please advise us whether your internal controls conform to the definition set forth in Rule 15-15(f). We also note your disclosure that "(s)ince the date of the most recent evaluation...there have been no significant changes in such controls or in other factors that could have significantly affected those controls." Please note that Item 308 of Regulation S-B requires the disclosure of any change in your internal controls that occurred during your "last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal controls. In light of the foregoing, please advise us with respect to changes in your internal controls over financial reporting for the quarters ended June 30, 2005 and September 30, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.


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         Comment - We have reviewed the definition for internal controls as set forth in Rule 15d-15(f) under the Exchange Act and have determined the Company's definition of internal controls conform to that definition. We also understand that Item 308 of Regulation B requires the disclosure of any change in the Company's internal controls that occurred during our "last fiscal quarter" that has "materially affected, or is reasonable likely to materially affect" the Company's internal controls over financial reporting for the period reported. We have considered this requirement in reviewing the internal controls for the quarters ended June 30th and September 30th 2005 and have determined that no changes in the Company's internal controls has occurred during the quarter ended June 30, 2005 and September 30, 2005 that has materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting for the identified periods. We will address this requirement for all future reporting periods.

If you have any questions, please contact John Carlson directly at
480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.


Sincerely,

/s/John A. Carlson                               /s/Adele Mackintosh

John A. Carlson                                  Adele Mackintosh
Executive Vice President and CFO                 Corporate Secretary